Exhibit 4(d)

CERTIFICATE

     We, attorneys-at-law, do hereby certify that attached hereto are true and correct English translations of the following law, order and excerpts from law and that these law, order and excerpts are in full force and effect as of the date hereof:

(a)	Japan Finance Corporation for Municipal Enterprises Law (Law No. 83 of April 27, 1957);

(b)	Cabinet Order for Japan Finance Corporation for Municipal Enterprises Law (Cabinet Order No. 79 of April 27, 1957); and

(c)	Excerpts from Law Concerning Special Measures with Respect to Acceptance of Foreign Capital from International Bank for Reconstruction and Development, etc. (Law No. 51 of July 4, 1953) (Art.2, par.2 and par.3 of Art.3, par.1 of Art.5 and par.2 of Supplementary Provisions).

     IN WITNESS WHEREOF, we have hereunto set our hand this 16th day of February, 2006.

NAGASHIMA OHNO & TSUNEMATSU

/s/ Nagashima Ohno & Tsunematsu